UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 333-213314

HUAHUI EDUCATION GROUP LIMITED

(Translation of registrant’s name into English)

Room 901, 9th Floor, Investment Bank Building,
115 Fuhua 1st Road, Futian District,
Shenzhen, Guangdong Province, China 518000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Huahui Education Group Limited Announces the New Product Launch of KaoDaTong

Huahui Education Group Limited (the “Company” or “Huahui”), an educational equipment, technology and solution provider, is pleased to announce that the Company has officially launched a new product named “KaoDaTong” (“KaoDaTong”) in January 2025, which primarily targets the students who are preparing for the high school and college entrance examinations. The Company has established various teams which comprise of full-time psychological counsellors, specialists, and consultants to identify the students’ needs, and thereby provide customized learning support to ensure the students, i.e. our customers, to attain the latest information and strategies with regards to the preparation of high school and college entrance examinations. By summarizing and analyzing the previous examination questions, the Company assists the students in mastering scientific learning methods and to better approach the examination questions in a systematic way, which help to strengthen the students’ ability to think logically and build a more solid knowledge framework.

In addition, the Company aims to keep pace with the latest industry trends and will constantly strive to optimize our content offering and delivery by diversifying our curriculum and enhancing the utilization of artificial intelligence (“AI”) tools in teaching, learning and assessment, such as the usage of virtual digital humans as the lecturers in KaoDaTong. The Company intends to enhance the investment in AI technology, and by utilizing such technology, the Company can easily replicate the lecturer’s image, voice, and movements, or create a virtual image that the students are more interested in. Through natural language processing and speech recognition technology, virtual digital humans can better understand the students’ questions and provide corresponding answers and guidance. Hence, this instant feedback mechanism helps to improve students’ learning efficiency and enthusiasm.

Moreover, virtual digital humans can provide personalized teaching content and make adjustments based on the students’ learning progress and abilities. Through data analysis and algorithm optimization, virtual digital humans can accurately identify the students’ learning needs and tailor the appropriate learning schemes for them. Further, by inputting the script in advance, it can vastly improve the efficiency of our short video content production and effectively meets the needs for a larger number of courses.

In terms of external investment, KaoDaTong has demonstrated strong strength and development visions. The Company has expanded its business scope and influence by the construction of various service centers, such as the establishment of Shenzhen Futian District Service Center and the Shenzhen Longgang District Service Center, Shenzhen Pingshan District Service Center and Shenzhen Guangming District Service Center which are still under construction and will expect to commence operations in the second quarter of 2025. The Company believes that, with our deep understanding of the market trend, constant refinement and upgrade of our product KaoDaTong and the further expansion of our supporting facilities, the Company will be able to achieve continuous business growth in a long run.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties, such as factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2025

Huahui Education Group Limited

By:	/s/ Shufang Zeng
Name:	Shufang Zeng
Title:	Chief Executive Officer and President